Exhibit 2.2

AMENDMENT NO. 2 TO
PURCHASE AND COLLABORATION AGREEMENT

THIS AMENDMENT NO. 2 TO THE PURCHASE AND COLLABORATION AGREEMENT (this “Amendment”) is entered into as of November 10, 2016 (the “Amendment No. 2 Effective Date”) by and among Juniper Pharmaceuticals, Inc., formerly known as Columbia Laboratories, Inc., a Delaware corporation (“Juniper”), Allergan Sales, LLC, as assignee of Coventry Acquisition, LLC, a Delaware limited liability company (“Allergan”), and Actavis, Inc., formerly known as Watson Pharmaceuticals, Inc., a Nevada corporation (together with Allergan, “Actavis”). Juniper, Allergan, and Actavis are hereinafter sometimes referred to each as a “Party” and collectively as the “Parties.”)

WHEREAS, Juniper, Allergan, and Actavis are parties to that certain Purchase and Collaboration Agreement, dated as of March 3, 2010, as amended and supplemented by that certain Side Letter, dated November 11, 2013 (the “Collaboration Agreement”); and

WHEREAS, the Parties wish to amend the Collaboration Agreement on the terms set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties hereby agree as follows:

1.	DEFINITIONS

Capitalized terms used in this Amendment which are not defined herein shall have the meanings ascribed to them in the Collaboration Agreement.

2.	AMENDMENTS
2.1	Amendment to Section 2.8(a)(i). Section 2.8(a)(i) is hereby amended by adding the following sentence to the end thereof:

“Seller acknowledges and agrees that the Clinical Trial Results Milestone has been achieved and paid by Coventry prior to the Amendment No. 2 Effective Date.”

2.2	Amendments to Section 2.8(b).
(a)	The table in Section 2.8(b)(i) is hereby amended by deleting the second row thereof to delete the PTB Product Launch Milestone and the PTB Product Launch Milestone Payment.
(b)	The last sentence of Section 2.8(b)(i) is hereby amended in its entirety to read as follows:

“For avoidance of doubt, Seller shall be entitled to a maximum of one (1) PTB NDA Acceptance Milestone Payment and the PTB NDA Acceptance Milestone Payment has been achieved and paid by Buyer prior to the Amendment No. 2 Effective Date.”

(c)	Section 2.8(b)(ii)(B) is hereby deleted.
2.3	Amendment to Section 2.8(c). Section 2.8(c) is hereby deleted and replaced with “Omitted”.
2.4	Amendment to Section 2.8(d)(i)(D). Section 2.8(d)(i)(D) is hereby amended in its entirety to read as follows:

“(D)  Royalties under Section 2.8(d)(i)(A) or 2.8(d)(i)(B), and payments by Buyer to Seller with respect to sharing of Gross Profits under Section 2.8(d)(1)(C), with respect to a Royalty Product (other than a PTB Royalty Product) sold in any country in the Territory, will be payable on a country-by-country basis from the First Closing Date until October 31, 2016 (the “Royalty Product Term”). Seller acknowledges and agrees that no amounts shall be payable by Buyer under Section 2.8(d)(i)(A), 2.8(d)(i)(B) or 2.8(d)(i)(C) with respect to sales of any Royalty Product (including a PTB Royalty Product) that occur after October 31, 2016.”

2.5	Amendment to Section 2.8(d)(i)(E). Section 2.8(d)(1)(E) is hereby amended in its entirety to read as follows:

“(E) Royalties under Section 2.8(d)(i)(A) or 2.8(d)(1)(B), and payments by Buyer to Seller with respect to sharing of Gross Profits under Section 2.8(d)(i)(C), with respect to a PTB Royalty Product sold in any country in the Territory, will be payable on a country-by-country basis from the First Closing Date until October 31,2016 (the “PTB Royalty Product Term”).”

2.6	Amendment to Section 2.8(d)(iv). Section 2.8(d)(iv) is hereby amended in its entirety to read as follows:

“(iv)  Other Revenue; Pricing. Buyer agrees that it shall not, and shall cause its Affiliates not to, and, after the First Closing Date, Buyer shall cause all licensees, sublicensees, distributors or other agents to whom it or its Affiliates grant rights to Commercialize any Product (to the extent such rights include the right to promote and sell such Product) not to, distribute, bundle or otherwise sell such Product in any manner that would have the effect of reducing the Net Sales or Gross Profits arising from the Commercialization of such Product in favor of other revenue not subject to the royalties or sharing of Gross Profits set forth in Sections 2.8(d)(i)(A), (B) and (C); provided, that this clause (iv) will not apply to actions which have an unintended effect of causing such reduction or with respect to any actions that occur after October 31, 2016.”

2.7	Amendment to Section 2.8(d)(vi)(A). Section 2.8(d)(vi)(A) is hereby amended in its entirety to read as follows:

“(A)  Each Party shall keep, and shall require its Affiliates to keep, complete, true and accurate books and records in accordance with GAAP (or other internationally recognized accounting standard in use by such Party) in relation to this Agreement, including with respect to Buyer prior to October 31,2016, in relation to Net Sales of Products, Gross Profits and royalties. Each Party will keep such books and records at its principal place of business (or the place of business of its Subsidiaries) for at least three (3) years following the calendar quarter to which they pertain. After the First Closing Date, Buyer shall ensure that any licensees, sublicensees, distributors or other agents to whom it or its Affiliates grant rights to Commercialize any Product (to the extent such rights include the right to promote and sell such Product) to be bound by similar record keeping obligations in relation to Net Sales, Gross Profits and royalties. Notwithstanding the foregoing, Buyer shall have no obligation to keep or require its Affiliates, licensees, sublicensees or distributors to keep, any books and records with respect to this Agreement after October 31,2016.”

2.8	Amendment to Section 2.8(d)(vi)(C). Section 2.8(d)(vi)(C) is hereby amended in its entirety to read as follows;

“(C)  In respect of each audit of the Auditee’s books and records: (i) the Auditee shall be audited not more frequently than once per year; (ii) the Audit Rights Holder shall only be entitled to audit books and records of an Auditee from the three (3) calendar years prior to the calendar year in which the audit request is made; and (iii) Seller shall not have any audit rights with respect to Buyer’s books and records with respect to any activities the occur after October 31,2016.”

2.9	Amendment to Section 2.8(d)(vi)(G). Section 2.8(d)(vi)(G) is hereby amended in its entirety to read as follows:

“(G)  After the First Closing Date until October 31, 2016, Buyer shall ensure that any licensees, sublicensees, distributors or other agents to whom it or its Affiliates grant rights to Commercialize any Product (to the extent such rights include the right to promote and sell such Product), to be bound by similar audit provisions.”

2.10	Amendment to Section 2.8(e). Section 2.8(e) is hereby deleted and replaced with “Omitted”.
2.11	Addition of new Section 2.8(h). Section 2.8 is hereby amended by adding the following new subsection (h) to the end thereof:

“(h)  Buyer shall pay to Seller a one-time payment of Eleven Million U.S. Dollars ($11,000,000,00) by electronic funds transfer of immediately available funds to an account designated in writing by Seller. Such payment shall be made within ten (10) Business Days after the Amendment No. 2 Effective Date.”

2.12	Amendment to Section 8.7. Section 8.7 is hereby amended in its entirety to read as follows:
“8.7	Development and Regulatory.

(a)From and after the Amendment No. 2 Effective Date, Buyer shall, in its sole discretion, be solely responsible to Develop the Products in the Territory and for making all Regulatory Filings and seeking Regulatory Approval for the Products in the applicable jurisdiction) and be responsible for conducting all meetings with Regulatory Authorities in connection therewith.

(b)To the extent required, each Party shall grant or cause to be granted to the other and its Affiliates or sublicensees cross-reference rights to any relevant drug master files and other filings submitted by such Party or its Affiliates with any Regulatory Authority relevant to the Products. In countries where cross-reference rights are deemed insufficient, each Party shall assist the other in preparing and providing the relevant Regulatory Authorities with equivalent Regulatory Filings in order to enable such other Party to comply with its regulatory obligations and obtain the relevant Regulatory Approvals.

2.13	Amendment to Section 8.8. Section 8.8 is hereby amended by deleting subsections (d) and (e) thereof.
2.14	Amendment to Section 8.9. Section 8.9 is hereby amended in its entirety to read as follows:
“8.9	Joint Development Committee. The Parties acknowledge and agree that the Parties terminated the Joint Development Committee prior to February 19,2014.
2.15	Amendment to Section 8.10. Section 8.10 is hereby amended in its entirety to read as follows:
“8.10	Joint Commercialization Committee. The Parties hereby terminate the Joint Commercialization Committee as of the Amendment No. 2 Effective Date.”
2.16	Amendment to Section 8.11(a). Section 8.11(a) is hereby amended by adding the following sentence to the end thereof:

“Buyer acknowledges and agrees that the Non-Compete Period ended no later than February 19,2016.”

2.17	Addition of new Section 8.12. A new Section 8.12 is hereby added as follows:
“8.12

Seller Right of First Negotiation. In the event that Buyer or any of its Affiliates intends to grant a license, covenant not to sue or similar grant of rights, or an option to any such rights other than in connection with an internal restructuring transaction involving Buyer, one or more of its Affiliates or any holding company formed for the purpose of such transaction, including any spin-off transaction involving any division or operating segment of Buyer, to any Person to practice under the Patents listed in Schedule 2.1(a) or the Patents listed in Schedule 8.12 (“New Buyer License”). Buyer will first provide written notice of such intention to Seller (“Notice of New Buyer License Offer”). Upon receipt of the Notice of New Buyer License Offer, Seller will have a period of thirty (30) Business Days to provide a written notice to Buyer exercising its rights under this Section 8.12 (such rights are the “Seller ROFN”). If Seller fails to exercise the Seller ROFN by written notice to Buyer within the thirty (30)-Business Day period, the Seller ROFN shall expire and shall be of no further force or effect and Buyer and its Affiliates shall be free to negotiate with any Third Party and enter into any New Buyer License without any further obligation to Seller. If Seller exercises the Seller ROFN in accordance with this Section 8.12, Buyer and Seller will enter into a ninety (90)-day period of exclusive negotiations (the “Exclusive Seller ROFN Period”) during which Buyer (or its applicable Affiliate) will negotiate in good faith with Seller regarding the grant of a New Buyer License to Seller on such terms and conditions as Buyer and Seller shall agree. During the Exclusive Seller ROFN Period, Buyer (and any of its agents or representatives) shall not negotiate, either directly or indirectly, with any other Person to enter into a New Buyer License other than Seller or its agents and representatives. If, by the expiration of the Exclusive Seller ROFN Period (as such period may be extended in writing by mutual consent of Buyer and Seller), the Parties have not entered into a definitive New Buyer License, Buyer and its Affiliates shall be free to negotiate with any Third Party and enter into any New Buyer License; provided that if Buyer or its Affiliate enters in a New Buyer License within one hundred eighty (180) days after the expiration of the Exclusive Seller ROFN Period, such New Buyer License must include superior terms and conditions that, when taken as whole and including economics, allocation of risk and the like, are more favorable to Buyer than the final terms and conditions offered by Seller to Buyer in writing prior to the expiration of the Exclusive Seller ROFN Period. For clarity, receipt by Buyer or any of its Affiliates of an unsolicited offer or proposal in and of itself shall not be deemed to be an intent to grant a New Buyer License to a Third Party for purposes of this Section 8.12. The foregoing shall not be deemed or construed in any way to, directly or indirectly (a) limit any Buyer communications or transactions relating to Products in the ordinary course of business or (b) limit Buyer’s or any of its Affiliates’ ability to (1) enter into or participate in any negotiations with any Third Party, or (2) enter into any agreement relating to, in either case ((1) - (2)), a merger, consolidation or similar transaction with another Third Party (whether or not Buyer (or its Affiliate) is the surviving entity) or the sale or transfer to any Third Party, in one or more related transactions, of properties or assets representing all or substantially all of Buyer’s (or such Affiliate’s) consolidated assets. For the avoidance of doubt, any negotiation of a New Buyer License under this Section 8.12 shall be independent of the negotiation of any New Seller License under Section 8.13.”

2.18	Addition of new Section 8.13. A new Section 8.13 is hereby added as follows:
“8.13

Buyer Right of First Negotiation. In the event that Seller or any of its Affiliates intends to grant a license, covenant not to sue or similar grant of rights, or an option to any such rights other than in connection with an internal restructuring transaction involving Seller, one or more of its Affiliates or any holding company formed for the purpose of such transaction, including any spin-off transaction involving any division or operating segment of Seller, to any Person with respect to any Buyer ROFN Product (“New Seller License”). Seller will first provide written notice of such intention to Buyer (“Notice of New Seller License Offer”). Upon receipt of the Notice of New Seller License Offer, Buyer will have a period of thirty (30) Business Days to provide a written notice to Seller exercising its rights under this Section 8.13 (such rights are the

“Buyer ROFN”). If Buyer fails to exercise the Buyer ROFN by written notice to Seller within the thirty (30)-Business Day period, the Buyer ROFN shall expire and shall be of no further force or effect and Seller and its Affiliates shall be free to negotiate with any Third Party and enter into any New Seller License without any further obligation to Buyer. If Buyer exercises the Buyer ROFN in accordance with this Section 8.13, Buyer and Seller will enter into a ninety (90)-day period of exclusive negotiations (the “Exclusive Buyer ROFN Period”) during which Seller (or its applicable Affiliate) will negotiate in good faith with Buyer regarding the grant of a New Seller License to Buyer on such terms and conditions as Buyer and Seller shall agree. During the Exclusive Buyer ROFN Period, Seller (and any of its agents or representatives) shall not negotiate, either directly or indirectly, with any other Person to enter into a New Seller License other than Buyer or its agents and representatives. If, by the expiration of the Exclusive Buyer ROFN Period (as such period may be extended in writing by mutual consent of Buyer and Seller), the Parties have not entered into a definitive New Seller License, Seller and its Affiliates shall be free to negotiate with any Third Party and enter into any New Seller License; provided that if Seller or its Affiliate enters in a New Seller License within one hundred eighty (180) days after the expiration of the Exclusive Buyer ROFN Period, such New Seller License must include superior terms and conditions that, when taken as whole and including economics, allocation of risk and the like, are more favorable to Seller than the final terms and conditions offered by Buyer to Seller in writing prior to the expiration of the Exclusive Buyer ROFN Period. For clarity, receipt by Seller or any of its Affiliates of an unsolicited offer or proposal in and of itself shall not be deemed to be an intent to grant a New Seller License to a Third Party for purposes of this Section 8.13. The foregoing shall not be deemed or construed in any way to, directly or indirectly (a) limit any Seller communications or transactions relating to Buyer ROFN Products in the ordinary course of business or (b) limit Seller’s or any of its Affiliates’ ability to (1) enter into or participate in any negotiations with any Third Party, or (2) enter into any agreement relating to, in either case ((1) - (2)), a merger, consolidation or similar transaction with another Third Party (whether or not Seller (or its Affiliate) is the surviving entity) or the sale or transfer to any Third Party, in one or more related transactions, of properties or assets representing all or substantially all of Seller’s (or such Affiliate’s) consolidated assets. For the avoidance of doubt, any negotiation of a New Seller License under this Section 8.13 shall be independent of the negotiation of any New Buyer License under Section 8.12.”

2.19	Addition of new Section 8.14. A new Section 8.14 is hereby added as follows:

“Section 8.14 VPT Products. Seller shall not, and shall cause its Affiliates not to, Commercialize, directly or indirectly, any VPT Products unless Seller and Buyer have agreed in good faith on the royalty payable by Seller to Buyer on net sales of VPT Products Commercialized or sold, directly or indirectly, by Seller or any of its Affiliates.”

2.20	Amendments to Annex 1.1 (Definitions).
(a)	Annex 1.1 is hereby amended by deleting the following definitions: “Ex-U.S. Approval Milestone”, “Ex-U.S. Filing Milestone”, “Ex-U.S.

Fifing/Approval Milestone Payment”, “Major Territory”, “PTB Product Launch Milestone” and “PTB Product Launch Milestone Payment”.
(b)	Annex 1.1 is hereby amended by adding the following definitions:

““Amendment No. 2 Effective Date” means November 8, 2016.”

““Buyer ROFN Product” means any pharmaceutical product that contains Progesterone as an active pharmaceutical ingredient developed for the prevention of preterm birth.”

““VPT Data” means the information, data, material and documents developed, created or documenting Buyer’s activities with respect to its development/research of the Seller Next Generation Delivery System provided by Buyer to Seller pursuant to that certain Side Letter, dated November 11, 2013.”

““VPT Product” means any Product that utilizes, comprises or references the VPT Data, including any Product whose Regulatory Approval contains any VPT Data.”

2.21	Addition of new Schedule 8.12. A new Schedule 8.12 is hereby added in the form attached hereto as Schedule A.
3.	REPRESENTATIONS AND WARRANTIES
3.1	Each Party represents and warrants to the other Party, as of the Amendment No. 2 Effective Date, that:
(a)	such Party has the power and authority and the legal right to enter into this Amendment and perform its obligations under the Collaboration Agreement as amended hereunder;
(b)

such Party has taken all necessary action on its part required to authorize the execution and delivery of this Amendment and the performance of its obligations under the Collaboration Agreement as amended hereunder;

(c)	entering into this Amendment is not in conflict with any other agreement to which such Party is a party to; and
(d)

this Amendment has been duly executed and delivered on behalf of such Party and constitutes a legal, valid and binding obligation of such Party and is enforceable against it in accordance with its terms subject to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity, whether enforceability is considered a proceeding at law or equity.

4.	COLLABORATION AGREEMENT

Except as explicitly modified by the terms of this Amendment, the other provisions of the Collaboration Agreement shall remain in full force and effect.  The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of a Party under the Collaboration Agreement. Unless otherwise indicated, the terms ‘Article,” “Section,” “Exhibit” or “clause” refer to the specified Article, Section, Exhibit or clause of the Collaboration Agreement.

5.	GOVERNING LAW

This Amendment (including any claim or controversy arising out of or relating to this Amendment) shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to conflict of law principles that would result in the application of any Law other than the Laws of the State of Delaware.

6.	COUNTERPARTS

This Amendment may be signed in counterparts, each and every one of which shall be deemed an original, notwithstanding variations in format or file designation which may result from the electronic transmission, storage and printing of copies of this Amendment from separate computers or printers. Executed signatures pages to this Amendment may be delivered by facsimile or a portable document format (PDF) copy (including copy(ies) sent by e-mail) and all such shall be deemed as if actual signature pages had been delivered.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

Juniper Pharmaceuticals, Inc.	Allergan Sales, LLC
By: /s/ Alicia Secor	By:/s/ Robert Bailey
Name:Alicia Secor	Name:Robert Bailey
Title:CEO	Title:Chief Legal Officer

Actavis, Inc.
By:/s/ Robert Bailey
Name:Robert Bailey
Title:Chief Legal Officer

[Signature Page to Amendment No. 2 to Purchase and Collaboration Agreement]

Schedule A

Schedule 8.12
Patents

Publication No.	Patent App. No.	Filing Date	Title
US8 828981	US200824756A	2/1/2008	Progesterone for the treatment or prevention of spontaneous preterm birth
US7884093	US2009497879A	7/6/2009	Progesterone for the treatment or prevention of spontaneous preterm birth
WO2008096122	WO2008GB397A	2/5/2008	Progesterone for the prevention of preterm birth
EP2117554	EP2008702057A	2/5/2008	Progesterone for the prevention of preterm birth